

Mail Stop 3030

November 29, 2016

Via E-mail
Tamara S. Allen
Chief Financial Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, California 95035

> **Re: Sierra Monitor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 000-07441**

Dear Ms. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 12

1. We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether your management used the 1992 Framework or the Updated Framework issued in 2013. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Exhibit 23.1

2. We note that the auditor's consent refers to a report dated March 30, 2015 while the report included on page F-1 is dated March 29, 2016. Please amend the filing to provide an auditor's consent that refers to the correct date of the audit report. Refer to Item 601(B)(23)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Brian Soares, Senior Attorney, at (202) 551-3580 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery